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17005995

SEC ...ON
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2017
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTH SEA SECURITIES L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 PARK AVENUE, 6TH FLOOR
(No. and Street)

NEW YORK	NY	10171
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON CALDER 212-739-0783
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUM SMITH + BROWN PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 9th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Jon Calder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CEO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner of
North Sea Securities, L.P.

We have audited the accompanying statement of financial condition of North Sea Securities, L.P. (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of North Sea Securities, L.P. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 27, 2017

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 **withum.com**

North Sea Securities L.P.
Statement of Financial Condition
As of December 31, 2016

Assets	
Cash	$ 416,114
Accounts Receivable	640,563
Note Receivable	62,938
Prepaid expenses	9,144
Interest Receivable	629
Total Assets	$ 1,129,388
Liabilities and Partners' Capital	
Accounts payable and accrued expenses	503,151
Due to related party	178,361
Total Liabilities	$ 681,512
Partners' capital	447,876
Total Liabilities and Partners' Capital	$ 1,129,388

1. Notes on Significant Business Activities

North Sea Securities, L.P. (the "Company"), a Delaware limited partnership, is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). In this capacity, it provides investment banking and other financial consulting services. The Company solely participates in transactions related to Mergers and Acquisitions and Private Placements.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

During 2016, 20% of the Company was reacquired by the majority owner, North Sea Partners L.P. from a former member, Hycroft LLC. North Sea Partners L.P. is now the sole member.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

As shown in the accompanying financial statements, the Company incurred a net loss of approximately $1,688,000 and net cash of approximately $1,879,000 used in operations December 31, 2016. As of December 31, 2016, the Company's available cash approximated $416,000, liabilities approximated $681,000, and its allocated expenses from its Hycroft approximated $63,000 (see Note 3). Management has evaluated these conditions and determined that since the Company has historically relied on Hycroft to meet its cash flow requirements (through capital infusions and/or forgiveness of intercompany debt), this is sufficient to alleviate the uncertainty created by these conditions. In connection with the Company's assessment of going concern considerations in accordance with ASU 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern", management has determined that the Company's support from Hycroft is sufficient to fund the working capital needs of the Company until the earlier of one year from the date of issuance of these financial statements or the occurrence of sufficient future revenue transactions.

Cash
Cash consists of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts related to exceeding these limits.

Income Taxes
The Company is recognized as a Limited Partnership for federal and state tax purposes. As a Limited Partnership, the Company is not subject to federal or state income taxes, but are subject to New York City taxes. The Company's income or loss is reportable by its partners on their individual tax returns.

2. Summary of Significant Accounting Policies (continued)

US GAAP provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

The Company has deferred tax assets related to the current year net loss and net operating loss carry forwards for New York City UBT. A valuation allowance has been established offsetting the total deferred tax asset as the ultimate realization of these benefits is uncertain. The loss carry forwards are set to expire in 2037.

For the year ended December 31, 2016 management has determined that there are no material uncertain income tax positions.

Revenue Recognition
Revenue from advisory services is recognized as services are performed. Success fees are considered earned when the transaction closes. Hedge fund trailers are calculated on a quarterly basis based on the funds' management and incentive fee and the Company's agreed upon share.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

3. Related Parties

The Company has an affiliate relationship with Shelter Rock Capital Advisors ("Shelter Rock"), in which Shelter Rock employees are registered with the Company. Non-transactional revenue generated in the broker dealer is shared with Shelter Rock and any transactional fees are revenue solely of the Company, subject to any commission agreements with registered representatives.

As of June 1, 2016, the Company entered into a continuing relationship agreement with a former member, Hycroft LLC ("Hycroft"), in which certain Hycroft employees are registered representatives of the Company. Non-transactional revenue generated in the broker dealer is shared with Hycroft and any transactional fees are revenue solely of the Company, subject to any commission agreements with registered representatives. Transactional fees totaled $1,591,000 during 2016 and are included in the Statement of Operations.

The agreement calls for Hycroft to pay the Company a monthly retainer, offset by a percentage of revenues paid to Hycroft and credits for shared employee salary and shared office space. Fees paid to Hycroft totaled $63,000. This agreement is set to expire on May 31, 2017.

The Company earned revenue in the amount of $104,750 from Hycroft LLC and had a liability due to Hycroft LLC, in the amount of $178,361 at December 31, 2016.

4. Commitments and Contingencies

The Company had no underwriting commitments, or contingent liabilities at December 31, 2016 or during the year then ended.

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

5. Concentrations

For the year ended December 31, 2016, two customers accounted for approximately 47% of revenue and one customer makes up approximately 69% of accounts receivable at year end.

6. Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2016, the Company had not entered into any subordinated loan agreements.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $212,928, which exceeded the required net capital minimum of $18,329 by $194,599.

8. Subsequent Events

Management of the Company has evaluated subsequent events through the date these financial statements were issued and have no events to report. The partners have committed to continue as needed through February 28, 2018.